Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in "Forward-Looking Statements and Factors that May Affect Future Results of Operations", below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or SEC, on March 3, 2023, or our 2022 Annual Report, as updated by the “Risk Factors” section below.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,400 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By end of 2022, we estimate that we derived over 32.5% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and have added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us a significant (approximately 46.5%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gives us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, as part of this acquisition we acquired an IP portfolio comprised of hundreds of patents and pending patents.

Recent Developments- Potential Business Combinations and Strategic Alternatives
During the third quarter of 2023, we continued to be involved in, and were the subject of, potential business combination transactions that would have been potentially transformative to the additive manufacturing industry. At the end of the fiscal quarter, after none of such transactions had been completed (for various reasons), we initiated a whole-scale, comprehensive analysis of our strategic options, which we have been conducting together with our advisors during the fourth quarter of 2023. We provide a brief overview of recent developments concerning strategic transactions and processes below.
Termination of Merger Agreement with Desktop Metal

On May 25, 2023, we and Desktop Metal, Inc., (“Desktop Metal”), had jointly announced our entry into a merger agreement, whereby our wholly-owned Delaware subsidiary was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of ours. On September 28, 2023, we held an extraordinary general meeting of shareholders, at which the merger was presented for the approval of our shareholders. The merger proposal was not approved by our shareholders at that meeting, and accordingly, pursuant to our rights under the merger agreement, we terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, we recorded a termination fee of $10.0 million, which was included under selling, general & administrative expenses and was paid to Desktop Metal after the balance sheet date.

Nano Dimension Uncompleted Tender Offer and Unsuccessful Board Contest

On May 25, 2023, following the announcement of the then-prospective merger with Desktop Metal, Nano Dimension Ltd, (“Nano”), a 14.1% shareholder of our company in the 3D printing industry, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of our outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of our shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of our ordinary shares pursuant to the offer.

Nano also requested from our company, pursuant to its rights under the Israeli Companies Law as a 5% or greater shareholder, that we convene an extraordinary shareholder meeting at which a vote would be held on the removal of all of our directors (except for S, Scott Crump) and their replacement with officers of Nano whom it had nominated. After discussions with Nano and related court proceedings, we ultimately brought to a vote at our annual general meeting of shareholders held on August 8, 2023 a contested election of directors, at which our board’s eight nominees and Nano’s seven nominees were subject to election on a nominee-by-nominee basis, with the eight nominees receiving more “FOR” votes than “AGAINST” votes to be deemed elected. Based on that agreed voting format, at the annual meeting, each of our board’s eight nominees, and none of Nano’s seven nominees, were elected. We have also been subject to litigation with Nano in an Israeli district court regarding our shareholder rights plan, Nano’s uncompleted tender offer, and the above-described contested board election. The litigation has not changed the outcome of any of the developments described above.

3D Systems Offers

On May 30, 2023, and then again on June 27, 2023, we received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with us. On July 13, 2023, we received an updated proposal from 3D Systems, pursuant to which it would merge with our company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. Our board initially determined that the 3D Systems proposal of July 13 would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized our management to enter into discussions with 3D Systems with respect to the proposal. Following an extensive due diligence process, however, we communicated our concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the last proposal was not itself a transaction that we would be prepared to enter into. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with our outside financial and legal advisors, our board of directors unanimously determined that the September 6 proposal continued to significantly undervalue our company and did not constitute a “Superior Proposal” pursuant to the terms of our then-effective merger agreement with Desktop Metal, and the board accordingly terminated discussions with 3D Systems.

Initiation of Strategic Alternatives Process
On September 28, 2023, following the failure of the vote for approval of the merger with Desktop Metal and our consequent termination of the related merger agreement, we announced that we had initiated a comprehensive process to explore strategic alternatives for our company. We noted that we are no longer subject to restrictions under that merger agreement regarding the solicitation of or entry into potential transactions. Our board has been conducting that process together with our advisors during the fourth quarter of 2023.

Business Performance in Macro-Economic Environment
     Our current outlook, as well as our results of operations for the three and nine month periods ended September 30, 2023, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the three months ended September 30, 2023 remained essentially flat compared to the corresponding quarter of 2022. For the initial nine months of 2023, revenues decreased by 4.3% relative to the corresponding, nine months ended September 30, 2022. These quarterly and nine-month revenue results evidence macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. The decrease in systems revenues was also attributable in part to the disposition of our former subsidiary, MakerBot, in August 2022, and unfavorable currency exchange rates. On the other hand, the quarterly and nine months results also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in consumables, as well as increase in consumables revenue based on sales of consumables to customers of our recently acquired entities.
We continue to closely monitor macro-economic conditions, including the headwinds caused by inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with inflation. We have used price increases to offset those cost pressures. Assuming that those logistical issues and inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
  Israel’s retaliatory war against the terrorist organization Hamas, currently had a limited impact on our Israeli or global operations. However given the fact that 25% of our employees reside in Israel and work at our Israeli offices, and certain of our facilities are located in central and southern Israel, in case the war  widens into a regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
  further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to reduce inflation even more, which may worsen credit/financing conditions for our customers who purchase our products; and
  potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer  demand;
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the third quarter of 2023 with $184.6 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2023 with the corresponding period in 2022.

Results of Operations

Comparison of Three Months Ended September 30, 2023 to Three Months Ended September 30, 2022

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2023		2022
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$162,133	100.0%	$162,192	100.0%
Cost of revenues	96,484	59.5%	91,443	56.4%
Gross profit	65,649	40.5%	70,749	43.6%
Research and development, net	23,567	14.5%	23,145	14.3%
Selling, general and administrative	84,880	52.4%	63,230	39.0%
Operating loss	(42,798)	(26.4)%	(15,626)	(9.6)%
Gain from deconsolidation of subsidiary	-	0.0%	39,136	24.1%
Financial income, net	687	0.4%	452	0.3%
Income(loss) before income taxes	(42,111)	(26.0)%	23,962	14.8%
Income tax expenses	(645)	(0.4)%	(3,298)	(2.0)%
Share in losses of associated companies	(4,523)	(2.8)%	(1,915)	(1.2)%
Net income (loss)	(47,279)	(29.2)%	18,749	11.6%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended September 30, 2023 and 2022, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2023	2022	% Change
	U.S. $ in thousands
Products	$113,270	$112,133	1.0%
Services	48,863	50,059	(2.4)%
Total Revenues	$162,133	$162,192	0.0%

Products Revenues
Revenues derived from products (including systems and consumable materials) increased by $1.1 million, or 1.0%, for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, mainly attributable to higher consumables revenues of $5.9 million, as a result of higher usage of our systems, and revenues from recent acquisitions, partially offset by a decrease in systems revenues as a result of longer sales cycles, and the impact of the divestiture of MakerBot, which had accounted for  $4.8 million of products revenues in the three months ended September 30, 2022.
Revenues derived from systems decreased by $4.8 million, or 8.6%, for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022. The decrease was mainly attributable to longer sales cycles as well as the impact of the divestiture of MakerBot, which occurred at the end of August 2022, which was partially offset by favorable exchange rates of $0.6 million.
Revenues derived from consumables increased by $5.9 million, or 10.7%, for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022. The increase in consumables revenues is mainly attributable to revenues driven from our recently acquired entities, and higher utilization rates of systems which requires that initial materials be replenished, as well as favorable exchange rates, partially offset by the impact of the divestiture of MakerBot.

Services Revenues

Services revenues (including Stratasys Direct, maintenance contracts, time and materials and other services) decreased by $1.2 million for the three months ended September 30, 2023, or 2.4%, as compared to the three months ended September 30, 2022. The decrease was driven primarily by a decrease in Stratasys Direct, or SDM, revenues in an amount of $1.5 million as well as the divestiture of MakerBot, partially offset by an increase in service contracts and favorable exchange rates. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, increased by 3.6% in three months ended September 30, 2023 compared to the corresponding period of 2022.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended September 30, 2023 and 2022, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2023		2022		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$101,815	62.8%	$107,453	66.3%	(5.2)%
EMEA	40,611	25.0%	31,460	19.4%	29.1%
Asia Pacific	19,707	12.2%	23,279	14.3%	(15.3)%
	$162,133	100.0%	$162,192	100.0%	0.0%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $5.7 million, or 5.2%, to $101.8 million for the three months ended September 30, 2023, compared to $107.5 million for the three months ended September 30, 2022. The decrease is mainly attributable to the impact of the MakerBot divestiture in an amount of $3.5 million as well as a decrease in systems revenues as a result of longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Revenues in the EMEA region increased by $9.1 million, or 29.1%, to $40.6 million for the three months ended September 30, 2023, compared to $31.5 million for the three months ended September 30, 2022. The increase was primarily attributable to higher consumables revenues driven by our recent acquisitions in an aggregate amount of $2.8 million as well as higher systems and services revenues.
Revenues in the Asia Pacific region decreased by $3.6 million, or 15.3%, to $19.7 million for the three months ended September 30, 2023, compared to $23.3 million for the three months ended September 30, 2022. The decrease was primarily attributable to a slowdown in systems revenues, partially offset by higher consumables revenues.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2023	2022
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$53,724	$56,217	(4.4)%
Services	11,925	14,532	(17.9)%
	$65,649	$70,749	(7.2)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended September 30,
	2023	2022
Gross profit as a percentage of revenues from:
Products	47.4%	50.1%
Services	24.4%	29.0%
Total gross margin	40.5%	43.6%
Gross profit attributable to products revenues decreased by $2.5 million, or 4.4%, to $53.7 million for the three months ended September 30, 2023, compared to gross profit of $56.2 million for the three months ended September 30, 2022. Gross margin attributable to products revenues decreased to 47.4% for the three months ended September 30, 2023, as compared to 50.1% for the three months ended September 30, 2022. The decrease in gross profit is mainly attributable to lower operational efficiencies as a result of reduction in inventories, the impact of unfavorable product mix and the divestiture of MakerBot partially offset by lower amortization expenses, and an increase in revenues driven by our recent acquisitions.
Gross profit attributable to services revenues decreased by $2.6 million, or 17.9%, to $11.9 million for the three months ended September 30, 2023, compared to $14.5 million for the three months ended September 30, 2022. Gross margin attributable to services revenues decreased to 24.4% for the three months ended September 30, 2023, as compared to 29.0% for the three months ended September 30, 2022. Our gross profit from services revenues decreased mainly as a result of Stratasys Direct restructuring and divestments cost, partially offset by favorable product mix.

Operating Expenses

 The amount of each type of operating expense for the three months ended September 30, 2023 and 2022, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2023	2022	% Change
	U.S. $ in thousands

Research and development, net	$23,567	$23,145	1.8%
Selling, general and administrative	84,880	63,230	34.2%
	108,447	86,375	25.6%
Percentage of revenues	66.9%	53.3%	13.6%

Operating expenses were $108.4 million in the third quarter of 2023, compared to operating expenses of $86.4 million in the third quarter of 2022. The 25.6% increase in operating expenses was primarily driven by costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, in an aggregate amount of $17.2 million, our recent acquisitions, and a loss due to the revaluation of our investment in unconsolidated entities, in an amount of $4.3 million partially offset by lower operating expenses due to the divestiture of MakerBot.

    Research and development expenses increased by approximately $0.4 million, or 1.8%, to $23.6 million for the three months ended September 30, 2023, compared to $23.1 million for the three months ended September 30, 2022. The amount of Research and Development expenses constituted 14.5% of our revenues for the three months ended September 30, 2023, as compared to 14.3% for the three months ended September 30, 2022. The Research and development expenses have not changed significantly mainly due to the offsetting effects of our divestiture of MakerBot, and higher costs driven by our recent acquisitions.

        We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.

Selling, general and administrative expenses increased by $21.7 million, or 34.2%, to $84.9 million for the three months ended September 30, 2023, compared to $63.2 million for the three months ended September 30, 2022. The absolute increase in selling, general and administrative expenses, was mainly attributable to higher costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, in an aggregate amount of $17.2 million, a loss due to the revaluation of our investment in unconsolidated entities, and higher expenses driven by our recent acquisitions, partially offset by expenses associated with our divestiture of MakerBot. The amount of selling, general and administrative expenses constituted 52.4% of our revenues for the three months ended September 30, 2023, as compared to 39.0% for the three months ended September 30, 2022.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Operating loss	$(42,798)	$(15,626)

Percentage of revenues	(26.4)%	(9.6)%
Operating loss amounted to $42.8 million for the three months ended September 30, 2023, compared to an operating loss of $15.6 million for the three months ended September 30, 2022. The absolute increase in the operating loss of $27.2 million, as well as the increase of operating loss as a percentage of revenues by 16.8%, were mainly attributable to the 13.6% increase in operating expenses as a percentage of revenues due to higher costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, and by the decrease in gross profit.

Financial Income (Expenses), net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $0.7 million for the three months ended September 30, 2023, compared to financial expenses, net of $0.5 million for the three months ended September 30, 2022.

Income Taxes

Income tax benefit (expenses) and income tax benefit (expenses) as a percentage of net loss before taxes were as follows:

	Three Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Income tax benefit (expenses)	$(645)	$(3,298)

As a percentage of loss before income taxes	(1.5)%	(13.8)%

We had an effective tax rate of (1.5)% for the three-month period ended September 30, 2023, compared to an effective tax rate of (13.8)% for the three-month period ended September 30, 2022. Our effective tax rate in the third quarter of 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as our valuation allowance.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended September 30, 2023, the loss from our proportionate share of the losses of our equity method investments was $4.5 million, compared to a loss of $1.9 million in the three months ended September 30, 2022; this increase in our share of those losses following our divestiture of MakerBot and investment in Ultimaker, which occurred late in August 2022.

Net Loss and Net Loss Per Share

Net loss, and net loss per share were as follows:

	Three Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Net income (loss)	$(47,279)	$18,749

Percentage of revenues	(29.2)%	11.6%

Basic and diluted net loss per share	$(0.68)	$0.28
Net loss was $47.3 million for the three months ended September 30, 2023 compared to net income of $18.7 million for the three months ended September 30, 2022. The increase in net loss was attributable to higher costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, in an aggregate amount of $17.2 million, the gain from deconsolidation of subsidiary in amount of $39.1 million, that we recorded in the corresponding period of 2022, the increase of $2.6 million in our share in losses of associated companies offset, in part, by the reduction in our income tax expenses by approximately $2.7 million.

Net loss per share was $0.68 for the three months ended September 30, 2023 as compared to net income per share of $0.28 for the three months ended September 30, 2022. The weighted average fully diluted share count was 69.1 million during the three months ended September 30, 2023, compared to 67.0 million during the three months ended September 30, 2022.

Results of Operations

Comparison of Nine Months Ended September 30, 2023 to Nine Months Ended September 30, 2022

The following table sets forth certain statement of operations data for the periods indicated:

	Nine Months Ended September 30,
	2023		2022
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$471,261	100.0%	$492,224	100.0%
Cost of revenues	273,995	58.1%	284,405	57.8%
Gross profit	197,266	41.9%	207,819	42.2%
Research and development, net	69,347	14.7%	71,489	14.5%
Selling, general and administrative	221,173	46.9%	195,085	39.6%
Operating loss	(93,254)	(19.8)%	(58,755)	(11.9)%
Gain from deconsolidation of subsidiary	-	0.0%	39,136	8.0%
Financial income (expenses), net	2,147	0.5%	(2,080)	(0.4)%
Loss before income taxes	(91,107)	(19.3)%	(21,699)	(4.4)%
Income tax expenses	(5,145)	(1.1)%	(2,796)	(0.6)%
Share in losses of associated companies	(11,866)	(2.5)%	(2,089)	(0.4)%
Net loss	(108,118)	(22.9)%	(26,584)	(5.4)%

Discussion of Results of Operations

Revenues

Our products and services revenues in the nine months ended September 30, 2023 and 2022, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2023	2022	% Change
	U.S. $ in thousands
Products	$323,353	$340,927	(5.2)%
Services	147,908	151,297	(2.2)%
Total Revenues	$471,261	$492,224	(4.3)%

Products Revenues

       Revenues derived from product (including systems and consumable materials) decrease by $17.5 million, or 5.2%, in the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022, mainly due to longer sales cycles, the divestiture of MakerBot in late August 2022, and unfavorable exchange rates partially offset by an increase attributable to revenues driven from our recently acquired entities, and higher utilization rates of systems which requires that initial materials be replenished.
Revenues derived from systems for the nine months ended September 30, 2023 decreased by $29.4 million, or 17.3% as compared to the nine months ended September 30, 2022. The decrease was mainly attributable to longer sales cycles as well as the impact of the divestiture of MakerBot.
Revenues derived from consumables increased by $11.9 million, or 6.9%, for the nine months ended September 30, 2023, as compared to the nine months ended September 30, 2022. The increase in consumables revenues was mainly attributable to consumables revenues derived from our recently acquired entities, and higher utilization rates of systems as initial materials are replenished, partially offset by the impact of divestiture of MakerBot.

Services Revenues

Services revenues (including Stratasys Direct, maintenance contracts, time and materials and other services) decreased by $3.4 million for the nine months ended September 30, 2023, or 2.2%, as compared to the nine months ended September 30, 2022 mainly due to the reduction of the services revenues that had been associated with MakerBot, which was divested in late August 2022, and a decrease in SDM revenues. Within services revenues, customer support revenue, which includes revenue generated mainly from maintenance contracts on our systems, increased by 5.5%.

Revenues by Region

Revenues and the percentage of revenues by region for the nine months ended September 30, 2023 and 2022, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine Months Ended September 30,
	2023		2022		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$294,099	62.4%	$313,245	63.6%	(6.1)%
EMEA	115,365	24.5%	106,727	21.7%	8.1%
Asia Pacific	61,797	13.1%	72,252	14.7%	(14.5)%
	$471,261	100.0%	$492,224	100.0%	(4.3)%

* Consists of the United States, Canada and Latin America

Revenues in the Americas region decreased by $19.1 million, or 6.1%, to $294.1 million for the nine months ended September 30, 2023, compared to $313.2 million for the nine months ended September 30, 2022. The decrease was mainly related to the reduction in revenues caused by the divestiture of MakerBot, partially offset by $2.3 million of revenues derived from our recently acquired entities.
Revenues in the EMEA region increased by $8.7 million, or 8.1%, to $115.4 million for the nine months ended September 30, 2023, compared to $106.7 million for the nine months ended September 30, 2022. The increase was primarily driven by higher consumables revenues attributable to our recently acquired entities.
Revenues in the Asia Pacific region decreased by $10.5 million, or 14.5%, to $61.8 million for the nine months ended September 30, 2023, compared to $72.3 million for the nine months ended September 30, 2022. The decrease was primarily driven by a slowdown in systems revenues and unfavorable exchange rates.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2023	2022
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$155,118	$164,506	(5.7	) %
Services	42,148	43,313	(2.7	) %
	$197,266	$207,819	(5.1	) %

Gross profit as a percentage of revenues from our products and services was as follows:

	Nine Months Ended September 30,
	2023	2022
Gross profit as a percentage of revenues from:
Products	48.0%	48.3%
Services	28.5%	28.6%
Total gross margin	41.9%	42.2%
Gross profit attributable to products revenues decreased by $9.4 million, or 5.7%, to $155.1 million for the nine months ended September 30, 2023, compared to gross profit of $164.5 million for the nine months ended September 30, 2022. Gross margin attributable to products revenues decreased to 48.0% for the nine months ended September 30, 2023, compared to 48.3% for the nine months ended September 30, 2022. Our gross profit from products revenues decreased mainly as a result of lower year over year products sales and the divestiture of MakerBot, partially offset by lower amortization expenses and higher revenues driven by our recent acquisitions.
Gross profit attributable to services revenues decreased by $1.2 million, or 2.7%, to $42.1 million for the nine months ended September 30, 2023, compared to $43.3 million for the nine months ended September 30, 2022. Gross margin attributable to services revenues in the nine months ended September 30, 2023 decreased to 28.5%, as compared to 28.6% for the nine months ended September 30, 2022. Our gross profit from services revenues decreased mainly as a result of restructuring and divestments costs, partially offset by favorable product mix.

Operating Expenses

The amount of each type of operating expense for the nine months ended September 30, 2023 and 2022, as well as the percentage change from period to period reflected thereby, and total operating expenses as a percentage of our total revenues in each such nine month period, were as follows:

	Nine Months Ended September 30,
	2023	2022	% Change
	U.S. $ in thousands

Research and development, net	$69,347	$71,489	(3.0)%
Selling, general and administrative	221,173	195,085	13.4%
	$290,520	$266,574	9.0%

Percentage of revenues	61.6%	54.2%

Operating expenses were $290.5 million in the nine months ended September 30, 2023, compared to operating expenses of $266.6 million in the nine months ended September 30, 2022. The increase in operating expenses was primarily driven by costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees in an aggregate amount of $30.5 million, $7.9 million higher costs driven by our recent acquisitions, partially offset by the $13.4 million reduction in expenses due to our divestiture of MakerBot in late August 2022, and favorable exchange rate.

Research and development expenses, net decreased by $2.2 million, or 3.0%, to $69.3 million for the nine months ended September 30, 2023, compared to $71.5 million for the nine months ended September 30, 2022. The decrease was mainly attributable to the divestiture of MakerBot, partially offset by higher costs driven by our recent acquisitions. The amount of research and development expenses as a percentage of revenues remained fairly consistent from period to period, constituting 14.7% of our revenues for the nine months ended September 30, 2023, as compared to 14.5% for the nine months ended September 30, 2022.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses increased by $26.1 million, or 13.4%, to $221.2 million for the nine months ended September 30, 2023, compared to $195.1 million for the nine months ended September 30, 2022. The amount of selling, general and administrative expenses constituted 46.9% of our revenues for the nine months ended September 30, 2023, as compared to 39.6% for the nine months ended September 30, 2022. The increase is mainly attributable to costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees in an amount of $30.5 million and restructuring costs, partially offset by a reduction of selling, general and administrative costs due to our divestiture of MakerBot in August 2022.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Nine Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Operating loss	$(93,254)	$(58,755)

Percentage of revenues	(19.8)%	(11.9)%

Operating loss amounted to $93.3 million for the nine months ended September 30, 2023, compared to an operating loss of $58.8 million for the nine months ended September 30, 2022. Our operating loss increased both on an absolute basis, and as a percentage of our revenues in the nine months ended September 30, 2023 compared to in the nine months ended September 30, 2022, for the reasons described in the discussion of the above line items.

Financial Expenses (Income), net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $2.1 million for the nine months ended September 30, 2023, compared to $2.1 million of financial expenses, net for the nine months ended September 30, 2022.

Income Taxes

Income tax benefit (expenses) and income tax benefit (expenses) as a percentage of net loss before taxes were as follows:

	Nine Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Income tax expenses	$(5,145)	$(2,796)

As a percent of loss before income taxes	(5.6)%	(12.9)%
We had an effective tax rate of (5.6)% for the nine month period ended September 30, 2023, compared to an effective tax rate of (12.9)% for the nine month period ended September 30, 2022. Our effective tax rate in the nine months ended September 30, 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, as well as our valuation allowance.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the nine months ended September 30, 2023, the loss from our proportionate share of the earnings of our equity method investments increased to $11.9 million, compared to a loss of $2.1 million in the nine months ended September 30, 2022. This increase in our share of those losses Resulted from our divestiture of MakerBot and investment in Ultimaker, which occurred late in August 2022

Net Loss and Net Loss Per Share

Net loss (on an absolute basis and as a percentage of revenues), and net loss per share were as follows:

	Nine Months Ended September 30,
	2023	2022
	U.S. $ in thousands

Net loss	$(108,118)	$(26,584)

Percentage of revenues	(22.9)%	(5.4)%

Basic and diluted net loss per share	$(1.58)	$(0.40)

Net loss was $108.1 million for the nine months ended September 30, 2023 compared to a net loss of $26.6 million for the nine months ended September 30, 2022. Our net loss increased as a percentage of our revenues in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, mainly due to higher costs related to prospective and potential mergers and acquisitions, termination costs related to the termination of our merger transaction with Desktop Metal, our defense against a hostile tender offer and our proxy contest and related professional fees, lower gross profit and increased amounts for our share in losses of associated companies, and higher income tax expenses by approximately $2.3 million.
Net loss per share was $1.58 and $0.4 for the nine months ended September 30, 2023 and 2022, respectively. The weighted average fully diluted share count was 68.4 million for the nine months ended September 30, 2023, compared to 66.4 million for the nine months ended September 30, 2022.
The absolute increase in net loss and basic and diluted net loss per share, as well as the increase in net loss as a percentage of our revenues, resulted from the aggregate impact of the foregoing line items in our results of operations in the first nine months of 2023 as compared to the corresponding period in 2022.

Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.

The items adjusted in our non-GAAP results either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$65,649	$12,617	$78,266	70,749	7,990	78,739
	Operating income (loss) (1,2)	(42,798)	46,885	4,087	(15,626)	20,149	4,523
	Net income (loss) (1,2,3)	(47,279)	49,725	2,446	18,749	(15,423)	3,326
	Net income (loss) per diluted share (4)	$(0.68)	$0.72	$0.04	$0.28	$(0.23)	$0.05

(1)	Acquired intangible assets amortization expense		5,142			6,941
	Non-cash stock-based compensation expense		891			1,061
	Restructuring and other related costs		6,584			(12)
			12,617			7,990

(2)	Acquired intangible assets amortization expense		2,599			2,138
	Non-cash stock-based compensation expense		6,588			6,330
	Restructuring and other related costs		2,360			1,309
	Revaluation of investments		4,300			901
	Contingent consideration		265			394
	Legal, consulting and other expenses		18,156			1,087
			34,268			12,159
			46,885			20,149

(3)	Corresponding tax effect		153			2,993
	Finance expenses		162
	Equity method related amortization and other		2,525			571
	Gain from deconsolidation of subsidiary		-			(39,136)
			$49,725			(15,423)

(4)	Weighted average number of ordinary shares outstanding- Diluted	69,093		69,815	67,038		67,038

		Nine Months Ended September 30,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$197,266	$29,199	$226,465	$207,819	$27,593	$235,412
	Operating income (loss) (1,2)	(93,254)	103,866	10,612	(58,755)	67,235	8,480
	Net income (loss) (1,2,3)	(108,118)	114,179	6,061	(26,584)	32,295	5,711
	Net income (loss) per diluted share (4)	$(1.58)	$1.67	$0.09	$(0.40)	$0.49	$0.09

(1)	Acquired intangible assets amortization expense		14,157			20,861
	Non-cash stock-based compensation expense		2,822			3,041
	Restructuring and other related costs		12,220			3,691
			29,199			27,593

(2)	Acquired intangible assets amortization expense		7,479			6,581
	Non-cash stock-based compensation expense		20,920			21,714
	Restructuring and other related costs		6,626			1,864
	Revaluation of investments		4,880			3,217
	Contingent consideration		877			1,197
	Legal, consulting and other expenses		33,885			5,069
			74,667			39,642
			103,866			67,235

(3)	Corresponding tax effect		3,404			3,219
	Equity method related amortization and other		$1,827			$571
	Finance expenses		$5,081			$406
	Gain from deconsolidation of subsidiary		$-			$(39,136)
			$114,179			$32,295

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,432		69,046	66,356		67,007

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Nine Months Ended September 30,
	2023	2022
	U.S $ in thousands
Net loss	$(108,118)	$(26,584)
Depreciation and amortization	37,198	44,451
Impairment of other long-lived assets	4,471	3,865
Stock-based compensation	23,744	24,755
Foreign currency transactions loss	4,087	13,978
Gain from deconsolidation of subsidiary	-	(39,136)
Other non-cash items, net	20,041	6,132
Change in working capital and other items	(35,335)	(84,750)
Net cash used in operating activities	(53,912)	(57,289)
Net cash provided by investing activities	10,845	(23,987)
Net cash used in financing activities	(1,084)	(1,407)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,703)	(9,787)
Net change in cash, cash equivalents and restricted cash	(45,854)	(92,470)
Cash, cash equivalents and restricted cash, beginning of period	150,686	243,293
Cash, cash equivalents and restricted cash, end of period	104,832	150,823

        Our cash, cash equivalents, restricted cash and short-term deposits amounted to $184.6 million, of which $104.8 million are cash, cash equivalents and restricted cash, and $80.0 million short-term deposits. Our cash, cash equivalents and restricted cash decreased to $104.8 million as of September 30, 2023 from $150.7 million as of September 30,2022. The decrease in cash, cash equivalents and restricted cash in the nine months ended September 30, 2023 was primarily due to $53.9 million of cash used in operating activities, partially offset by $10.8 million of cash generated by investing activities.

Cash used in operating activities

We used $53.9 million of cash in operating activities during the nine months ended September 30, 2023. Cash used in operating activities reflects our $108.1 million net loss, negative changes in our working capital of $35.3 million, as reduced in part to eliminate non-cash line items included in net loss, including depreciation and amortization in an aggregate amount of $37.2 million, stock-based compensation of $23.7 million and foreign currency transactions loss of $4.1 million. The negative impact of changes in our working capital on our cash flows from operations, in an amount of $35.3 million, was mainly attributable to an increase of $19.7 million in accounts receivable, as well as a decrease of $13.0 million in accounts payable.

Cash flows from investing activities

We generated $10.8 million of cash from our investing activities during the nine months ended September 30, 2023, as opposed to using $24.0 million of cash in investing activities in the corresponding period of 2022. The increase in cash flows from investment activities was mainly attributable to the withdrawal of $97.4 million of net proceeds from short-term bank deposits, partially offset by the investment of $74.6 million of cash in the complete acquisitions and investments in unconsolidated entities, as well as the investment of $8.8 million in the purchases of property and equipment.

Cash used in financing activities

We used $1.1 million of cash in financing activities during the nine months ended September 30, 2023. These financing costs were mostly related to contingent consideration that we paid for acquisitions.

Capital resources and capital expenditures

Our total current assets amounted to $583.3 million as of September 30, 2023, of which $184.8 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $200.4 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel, the US and the U.K.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2022 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.
These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

•

the global macro-economic environment, including headwinds caused by inflation, rising interest rates, changing currency exchange rates and potential recessionary conditions;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

the outcome and degree of success of our board’s comprehensive process to explore strategic alternatives for our company;

•

the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas, despite our Israeli headquarters, facilities and significant operations;

•

the impact of unsolicited non-binding indicative proposals by 3D Systems to acquire our company on our efforts to pursue alternative transactions that we believe may be more beneficial for maximizing value for our shareholders;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•

the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;

•

the potential adverse effects that inflation, and actions taken to reduce inflation, such as increased interest rates, are having or may have on the macro-economic environment, and the degree of our resilience (and that of our customers and suppliers) to those effects, which may have significant consequences for our operations, financial position and cash flows;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

•

potential cyber attacks against, or other breaches to, our information technologies systems;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions;

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2022 Annual Report, as supplemented herein, as well as in other portions of the 2022 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2022 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 13-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

Adverse macro-economic trends such as inflation and higher interest rates have been adversely affecting, and may continue to adversely affect, potentially in a more material manner our business, results of operations and financial condition.
Certain recent global macro-economic trends have been adversely impacting the global economic environment in recent times. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the COVID-19 pandemic, triggered upwards pressure on prices of goods and services. The high rates of inflation globally caused governments and central banks to act to curb inflation, including by raising interest rates, which may potentially stifle economic activity to a large enough extent to cause a recession, whether in individual countries or regions, or globally. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
Since 2022, these macro-economic trends have been adversely impacting our target markets and our results of operations. For example, higher interest rates, which were imposed by central banks to slow down inflation, have been worsening credit/financing conditions for our customers and adversely impacting their ability to purchase our products.
In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.
While we believe that we remain well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will continue to succeed at doing so.
A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these macroeconomic trends, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.
The guidance that we provide for the rest of 2023 and for future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.

     The trends associated with the current economic environment may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2022 Annual Report.

If Nano’s legal challenge to our shareholder rights plan is successful, Nano launches and successfully completes an unsolicited tender offer that is similar to the recently expired Nano tender offer, or Nano attempts once again and succeeds at removing and replacing Stratasys’ directors with its own nominees, that could have a material adverse impact on shareholders’ investment in the combined company.

We are currently subject to litigation in Israel initiated by Nano in which Nano is challenging the validity, under Israeli law, of our shareholder rights plan. The Israeli courts have not previously ruled on the legality of a shareholder rights plan or so-called “poison pill” under the Israeli Companies Law, 5759-1999, or the Companies Law. On July 18, 2023, in the context of an interim procedural decision, the court expressed its preliminary view that: it is inclined to rule that rights plans are permissible under Israeli law; the adoption of a rights plan by a board should be viewed “with suspicion”; and a board bears the burden of proving that it was informed, that it acted in good faith, that experts were consulted, and that it considered the interests of the company and its shareholders, rather than acting for the sake of entrenching itself, when adopting a shareholder rights plan. While this interim ruling opens the way for a potential final court ruling that our shareholder rights plan was valid and validly adopted, there can be no assurance that the Israeli court will determine that our board of directors actually met the requisite burden of proof for upholding such validity.

In addition to its legal challenge to Stratasys’ shareholder rights plan, Nano may also launch, in the future, a hostile tender offer that may be similar to the Nano tender offer that it launched on May 25, 2023 and that expired on July 31, 2023, pursuant to which it may seek to acquire our ordinary shares which, together with any ordinary shares that it already owns, may represent a majority or, even if less than a majority, a significant percentage of the outstanding ordinary shares.

Nano may also utilize its rights pursuant to the provisions of the Companies Law to demand, as a greater-than 5% shareholder, to call an extraordinary general meeting of shareholders at which the removal of some or all of our then-incumbent directors and the election of Nano’s nominees in their stead would be on the agenda. The relevant majority for approval of any such proposal would be an ordinary majority of shares represented in person or by proxy and voting at a general meeting, without excluding the shares of interested shareholders. If Nano were to hold a substantial portion of our ordinary shares when doing so, Nano’s votes in favor of such a proposal would give it an advantage in having the proposal approved.

To the extent that the Israeli court invalidates our shareholder rights plan, declares or provides any further remedies to Nano that facilitate, and thereby allow, Nano to launch a new tender offer that is similar to the expired Nano tender offer, that may result in Nano having another opportunity to attempt to become a majority or significant shareholder of our company. Nano would then have significant ability to impact the operations of Stratasys. Similarly, if Nano succeeds in the future in replacing any of our directors, that would also give it significant influence over the management and policies of Stratasys. Either or both of those outcomes would enable Nano to influence the operations of Stratasys for its own interests, which may be to the detriment of our public/minority shareholders. Nano could use its voting power, whether as a substantial (or even controlling) shareholder or on the Stratasys board, to significantly influence the policies of our company in a manner that benefits Nano and adversely impacts the company and its results of operations in a material way. Nano’s possession of a substantial or controlling interest in Stratasys could also adversely impact trading in Stratasys’ ordinary shares and liquidity for Stratasys’ public/minority shareholders, potentially causing a decline in the value of public shareholders’ investment in Stratasys.

The recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them and its hostilities with additional regional terrorist groups may adversely affect our operations.

        In October 2023, Israel was attacked by Hamas and other terrorist organizations and declared war in response. As part of the war, Israel has also had lower-level hostilities with Hezbollah, a Lebanese terrorist group. Our senior executives, some of our board members and some of our employees live in Israel. A small group of our employees have been called for military service, and such persons may be unavailable for extended periods of time. Our operations may be disrupted by such absence, which, if involving several senior executives or board members (although not currently the case) may materially affect our operations in an adverse manner. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be affected.

        Currently, our activities in Israel remain largely unaffected, and we maintain business continuity plans backed by our inventory levels located outside of Israel. As of the date of the Form 6-K, the impact of the war on our results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of the war.